Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                               September 21, 2011


Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:     Guggenheim Defined Portfolios, Series 817 (the "Trust")
        (File Nos. 333-175817 & 811-03763)

Ladies/Gentlemen:

         In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

          1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

          2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

          3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Very truly yours,

                                       Guggenheim Defined Portfolios, Series 817

                                          By Guggenheim Funds Distributors, Inc.


                                                           By /s/ Kevin Robinson
                                                              ------------------
                                                                  Kevin Robinson
                                                       Senior Managing Director,
                                                   General Counsel and Secretary